FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

December 7, 2012

TO THE SHAREHOLDERS OF FLATWORLD ACQUISITION CORP.:

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld”, “we”, “us” or the “Company”) did not consummate a business combination transaction prior to September 9, 2012, the date required by our Eighth Amended and Restated Memorandum and Articles of Association (our “Charter”) (the “Termination Date”) and trust agreement governing the Trust Account (as defined below).  As a result of the preceding, FlatWorld commenced the process to distribute (the “Distribution”) the Trust Account, pro rata, less taxes and interest earned on the proceeds of its initial public offering (its “IPO”) placed in the trust account (the “Trust Account”), to its public shareholders via a non-liquidating distribution (without redemption of our ordinary shares, no par value (our “Ordinary Shares”) sold in our IPO).  The balance of the Trust Account was $23,374,786 (excluding taxes and interest earned on the proceeds of our IPO), which resulted in a Distribution of approximately $10.18 per share to our public shareholders.  The record date for the Distribution was September 21, 2012, and the Company paid out the Distribution on September 26, 2012.

Following the completion of the Distribution, our board of directors (the “Board of Directors”) has determined it to be in the best interests of our shareholders to (i) continue our corporate existence, rather than dissolve the Company as contemplated by our IPO prospectus and (ii) retain the Company’s current management while the Company continues to seek acquisition targets or other uses for the Company. To accomplish these goals, our Board of Directors believes it is necessary to modify our Charter to eliminate the blank check company provisions which restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings after the Distribution of the Trust Account to the holders of the Company’s Ordinary Shares sold in our IPO by deleting Article 24 (the “Business Transaction Articles”) in its entirety.

Accordingly, we have called a special meeting of shareholders (the “Special Meeting”) to be held at 10:00 a.m. Eastern Time on December 21, 2012 at the offices of FlatWorld Capital LLC, 220 East 42nd Street, 29th floor, New York, New York, 10017 at which you will be asked to consider and vote on the following proposal:

•

The Amendment Proposal — the approval of an amendment to our Charter in the form of Annex I to eliminate the blank check company restrictions by deleting Article 24 in its entirety (the “Amendment Proposal”); and

•	such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

The provisions of Article 24 of our Charter govern our conduct as a blank check company and restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings following the Distribution of the Trust Account to the holders of the Company’s Ordinary Shares sold in our IPO, which we completed on September 26, 2012. We believe that it is in the best interests of the Company to continue the existence of the Company after the Distribution of the Trust Account to permit us to continue to seek acquisition targets or other uses for the Company. Accordingly, our Board of Directors has approved an amendment to remove Article 24 from our Charter (the “Amendment”).

Our Board of Directors has fixed the close of business on December 7, 2012 as the record date for determining the shareholders entitled to notice of and to vote at the Special Meeting and any adjournment thereof. All holders of our Ordinary Shares on the record date will be entitled to vote on the Amendment Proposal and will be entitled to one vote for each share of record owned by the holder.

After careful consideration, our Board of Directors has determined the Amendment Proposal is fair to, and in the best interests of, the Company and our shareholders. Our Board of Directors recommends that you vote, or give instruction to vote, “FOR” the adoption of the Amendment Proposal. Enclosed is a Notice of Special Meeting and proxy statement containing detailed information concerning the Amendment Proposal. Whether or not you plan to attend the Special Meeting, we urge you to read this material carefully. We look forward to seeing you at the Special Meeting.

Sincerely,

Gilbert H. Lamphere

Chairman

Your vote is important. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible pursuant to the instructions on the proxy card.

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

(212) 769-4012

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 21, 2012

December 7, 2012

TO THE SHAREHOLDERS OF FLATWORLD ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld”, “we”, “us” or the “Company”) (the “Special Meeting”), will be held at 10:00 a.m. Eastern Time on December 21, 2012 at the offices of FlatWorld Capital LLC, 220 East 42nd Street, 29th floor, New York, New York, 10017, at which you will be asked to consider and vote upon the following proposal:

•

The Amendment Proposal — the approval of an amendment to our Eighth Amended and Restated Memorandum and Articles of Association (our “Charter”) in the form of Annex I to eliminate the blank check company restrictions by deleting Article 24 in its entirety (the “Amendment Proposal”); and

•	such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

The Amendment Proposal is described in more detail in the attached proxy statement, which we urge you to read in its entirety before voting.

Our board of directors (the “Board of Directors”) has fixed the close of business on December 7, 2012 as the record date for determining the shareholders entitled to notice of and to vote at the Special Meeting and any adjournment thereof. All holders of our ordinary shares, no par value (our “Ordinary Shares”) on the record date will be entitled to vote on the Amendment Proposal and will be entitled to one vote for each share of record owned by the holder.

We will not transact any other business at the Special Meeting, except for business properly brought before the Special Meeting, or any adjournment or postponement thereof, by our Board of Directors.

Your Vote is Important.  Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the Special Meeting. If you are a shareholder of record of our Ordinary Shares, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

FWAC Holdings Limited, a British Virgin Islands business company with limited liability which is owned by our officers, directors, advisors, their respective affiliates and other non-affiliates (our “Sponsor”), who purchased Ordinary Shares of ours prior to our initial public offering (our “IPO”), presently owns 573,875 of our Ordinary Shares, an aggregate of approximately 20.00% of our outstanding Ordinary Shares (the “Initial Shares”). Additionally, Gilbert H. Lamphere, an officer and director of the Company, beneficially owns an additional 50,000 Ordinary Shares, an aggregate of 1.74% of our outstanding Ordinary Shares, which were purchased by him under the directed unit program of our IPO (the “Directed Unit Program”). Both parties, Mr. Lamphere and our Sponsor, have agreed to vote their respective Ordinary Shares in favor of the Amendment Proposal.

The provisions of Article 24 of our Charter govern our conduct as a blank check company and restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings following the distribution (the “Distribution”) of the IPO proceeds held in the Company’s trust account (the “Trust Account”) to the holders of the Company’s Ordinary Shares sold in our IPO, which we completed on September 26, 2012. We believe that it is in the best interests of the Company to continue the existence of the Company after the Distribution of the Trust Account to permit us to continue to seek acquisition targets or other uses for the Company. Accordingly, our Board of Directors has approved an amendment to remove Article 24 from our Charter (the “Amendment”). If the Amendment Proposal is approved, the Company will continue its corporate existence without any of the blank check restrictions previously applicable to it.

Under our Charter, approval of the Amendment Proposal will require the affirmative vote of a seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE PURSUANT TO THE INSTRUCTIONS ON THE PROXY CARD. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU DESIRE TO VOTE, IT WILL BE TREATED AS A VOTE FOR THE AMENDMENT PROPOSAL.

We are soliciting the proxy on behalf of the Board of Directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We request brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of our shares.

After careful consideration, our Board of Directors has determined that the Amendment Proposal is fair to, and in the best interests of, the Company and our shareholders. Our Board of Directors recommends that you vote, or give instruction to vote, “FOR” the adoption of the Amendment Proposal.

Dated: December 7, 2012

By Order of the Board of Directors,

Gilbert H. Lamphere

Chairman

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

(212) 769-4012

A special meeting of shareholders of FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability, will be held at 10:00 a.m. Eastern Time on December 21, 2012 at the offices of FlatWorld Capital LLC, 220 East 42nd Street, 29th floor, New York, New York, 10017 for the sole purpose of voting upon the Amendment Proposal presented on the preceding page.

We will not transact any other business at the Special Meeting, except for business properly brought before the Special Meeting, or any adjournment or postponement thereof, by our Board of Directors.

This proxy statement contains important information about the meeting and the Amendment Proposal. Please read it carefully and vote your shares.

The record date for the Special Meeting is December 7, 2012. Record holders of the Company’s Ordinary Shares at the close of business on the record date are entitled to vote or have their votes cast at the Special Meeting. On the record date, there were 2,869,375 of the Company’s Ordinary Shares outstanding, each of which is entitled to one vote per proposal at the Special Meeting.

This proxy statement is dated December 7, 2012 and is first being disseminated to shareholders on or about that date.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes “forward-looking statements.” You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;
•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including, among other things, the application of Rule 419 or other restrictions to future financings or business combinations involving the Company and the Company’s ability to finance and consummate acquisitions following the removal of the blank check provisions of the Company’s Charter. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

SUMMARY

This section summarizes information related to the Amendment Proposal to be voted on at the Special Meeting. These matters are described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which it refers you. See “Where You Can Find More Information.”

General

FlatWorld is a blank check or special purpose acquisition company formed on June 25, 2010 for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction, one or more unidentified operating business or assets. A registration statement for our IPO was declared effective on December 9, 2010. On December 15, 2010, we consummated the sale of 2,200,000 units consisting of one Ordinary Share and one warrant to purchase one Ordinary Share (a “Warrant” and, together with an Ordinary Share, a “Unit”) and, on January 25, 2011, consummated the sale of an additional 95,500 Units pursuant to the exercise of the underwriters’ over-allotment option.  Each Warrant entitled the holder to purchase from us one Ordinary Share at an exercise price of $11.00 per share. The net proceeds of the IPO, including proceeds from the over-allotment option and from the concurrent private placement of 2,000,000 warrants (the “Insider Warrants”) at a price of $0.75 per warrant to FWAC Holdings Limited, our Sponsor, and after deducting the underwriting discounts and commissions and the IPO expenses, were approximately $23,374,786.  The Warrants issued in connection with the Units sold in our IPO, as well as the Insider Warrants, expired worthless on September 9, 2012.

Because FlatWorld did not consummate a business combination transaction prior to September 9, 2012, the date required by our Charter (the “Termination Date”), FlatWorld commenced the process to distribute the Trust Account, pro rata, less taxes and interest earned on the proceeds of its IPO placed in the Trust Account, to its public shareholders via a non-liquidating distribution (without redemption of our Ordinary Shares sold in our IPO).  The balance of the Trust Account was $23,374,786 (excluding taxes and interest earned on the proceeds of our IPO), which resulted in a Distribution of approximately $10.18 per share to our public shareholders.  The record date for the Distribution was September 21, 2012, and the Company paid out the Distribution on September 26, 2012.

Following the completion of the Distribution, our board of directors (the “Board of Directors”) has determined it to be in the best interests of our shareholders to (i) continue our corporate existence, rather than dissolve the Company as contemplated by our IPO prospectus and (ii) retain the Company’s current management while the Company continues to seek acquisition targets or other uses for the Company. To accomplish these goals, our Board of Directors believes it is necessary to modify our Charter to eliminate the blank check company provisions which restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings after the Distribution of the Trust Account to the holders of the Company’s Ordinary Shares sold in our IPO by deleting Article 24 (the “Business Transaction Articles”) in its entirety.

Factors Considered by FlatWorld’s Board of Directors

In evaluating whether we take steps to continue our corporate existence following Distribution of the Trust Account, rather than effecting a dissolution, our Board of Directors took into account that we had stated in our IPO prospectus that we would dissolve and liquidate if we did not complete a business combination within the required time period. In determining the advisability of the proposed amendment to our Charter that is being voted upon pursuant to the Amendment Proposal, which is inconsistent with the course of action described in our IPO prospectus, our Board of Directors took into account, among other things, the following:

•

In addition to the fact shareholders have received their pro rata portion of the amounts held in our Trust Account, as originally contemplated in our IPO prospectus, we believe approval of the Amendment Proposal will give shareholders an opportunity to realize further value from their investment in FlatWorld in the event we are able to consummate a business combination at any time in the future

•

Investors are being afforded the opportunity to vote on the Amendment Proposal.  If the Amendment Proposal is not approved, and as contemplated in our IPO prospectus, the Company will take all actions necessary to liquidate and dissolve as soon as reasonably practicable. Following the distribution of the Trust Account on September 26, 2012, there are no assets of the Company available for distribution to shareholders

Based in part on the foregoing, our Board of Directors determined that allowing FlatWorld to continue as a going concern following the Distribution of the Trust Account is advisable. Accordingly, the Board of Directors determined it is appropriate to provide this option to FlatWorld’s shareholders for consideration at the Special Meeting, notwithstanding that this course of action is inconsistent with the disclosure in our IPO prospectus. This determination was made by unanimous decision of all of the members of our Board of Directors, each of whom have interests in the Amendment Proposal that are different from, or may be in addition to, your interests and which are described below under the heading “ — Interests of Our Directors and Officers in the Amendment Proposal.”

Continuation of the Company Following the Distribution of the Trust Account

General

Our Board of Directors has determined it to be in the best interests of our shareholders to (i) continue our corporate existence, rather than dissolve the Company as contemplated by our IPO prospectus and (ii) retain the Company’s current management while the Company continues to seek acquisition targets or other uses for the Company. To accomplish these goals, our Board of Directors believes it is necessary to modify our Charter to eliminate the blank check company provisions which restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings after the Distribution of the Trust Account to the holders of the Company’s Ordinary Shares sold in our IPO by deleting Article 24 in its entirety.

  Although continuation of our corporate existence differs from our initial intention as stated in our IPO prospectus, as stated above, our Board of Directors believes it is in the best interest of our shareholders to do so. However, because our Board of Directors has elected to continue the Company’s corporate existence, subject to shareholder approval of the Amendement Proposal, we could potentially face claims for violation of securities laws.

Future Acquisition Plans

If the Amendment Proposal is approved, the Company intends to continue to seek acquisition targets or other uses for the Company, subject to several important factors, including the availability of financing and the role and level of involvement of the Company’s current Board of Directors and management in the Company’s continuing search for an acquisition target and subsequent potential transaction. We cannot assure you we will be able to acquire an operating business. As an alternative, the Company might seek to obtain value from its status as a public shell through a sale to or combination with an operating company seeking such status as a means of “going public.” As of the date of this proxy statement, the Company has no arrangements in place with any acquisition candidates and will not engage in the active identification and pursuit of potential acquisitions unless and until our shareholders approve the Amendment Proposal at the Special Meeting. Currently, it is anticipated that the members of the Company’s Board of Directors will continue to serve as directors of the Company through the date of the Special Meeting and may continue thereafter.

In the event the Company enters into a definitive agreement to acquire an operating company, we believe the acquisition would not necessarily require shareholder approval, even if it constituted a change in control of the Company, provided that the Company’s Ordinary Shares are not then listed on a national exchange and the acquisition is structured so as not to require a shareholder vote under the BVI Business Companies Act, 2004 (the “Act”). Accordingly, you may not be entitled to vote on any future acquisitions by the Company.

Need for Additional Capital

The Board of Directors anticipates that the Company will need to raise capital to fund ongoing operations, including the compliance cost of continuing to remain a public reporting company, and to fund the acquisition of an operating business. Following the distribution of the Trust Account on September 26, 2012, we had approximately $1,500 in cash on hand.

The Company does not currently have any specific capital-raising plans. We may receive funds from some or all of our officers or directors, and we may seek to issue equity securities, including preferred securities for which we may determine the rights and designations, ordinary shares, warrants, equity rights, convertibles notes and any combination of the foregoing. Any such offering may take the form of a private placement, public offering, rights offering, other offering or any combination of the foregoing at fixed or variable market prices or discounts to prevailing market prices. We cannot assure you that we will be able to raise sufficient capital on favorable, or any, terms. We believe that the issuance of equity securities in such a financing will not be subject to shareholder approval if the Company’s Ordinary Shares are not then listed on a national exchange. Accordingly, you may not be entitled to vote on any future financing by the Company. Moreover, shareholders have no preemptive or other rights to acquire any securities that the Company may issue in the future.

If the Company is deemed to be a “blank check company” for the purposes of the federal securities laws, regulatory restrictions that are more restrictive than those currently set forth in the Company’s Charter may apply to any future public offerings by the Company. For more information, see the section below entitled “— Potential Application of Rule 419 Under the Securities Act to Future Public Offerings.”

The Amendment Proposal

The Company is asking you to consider and vote on the following proposal:

•

The Amendment Proposal — the approval of an amendment to our Charter in the form of Annex I to eliminate the blank check company restrictions by deleting Article 24 in its entirety (the “Amendment Proposal”); and

•	such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Possible Status as “Shell Company” Under Federal Securities Laws

Following shareholder approval of the Amendment Proposal, we will be deemed a “shell company” under the federal securities laws. A “shell company” is a public reporting company that has no or nominal assets (other than cash), and no or nominal operations. Shell companies are subject to certain special rules under the federal securities laws, including:

•

specific disclosure requirements on Form 8-K (or its equivalent for foreign issuers) upon the consummation of a transaction that effects a change in control or changes the shell company into a non-shell company, as discussed further below;

•

limitations in the use of certain short-form registration statements under the Securities Act of 1933 (the “Securities Act”) while a shell company, including Form S-8 registration statements used in connection with employee benefit plans;

•	ineligibility for certain streamlined procedures and publicity rules in connection with public offerings while a shell company and for a period of three years thereafter; and

•	unavailability of the resale provisions of Rule 144 of the Securities Act until one year following the Form 8-K disclosure described above.

In addition, we may be deemed a “blank check company” under the federal securities laws, which could result in restrictions on any future public offerings of our securities, as further described below.

Potential Application of Rule 419 Under the Securities Act to Future Public Offerings

Depending on the timing and nature of our future capital-raising activities, we could become subject to even more onerous restrictions regarding the handling of any future public offering proceeds than those set forth in our Charter regarding the proceeds of our IPO. Following the amendment of our Charter and the distribution of the amounts in the Trust Account, which we completed on September 26, 2012, we will be deemed a “blank check company” for the purposes of Rule 419 promulgated under the Securities Act. Rule 419 imposes strict restrictions on the handling of the proceeds received, and securities issued, in an offering registered under the Securities Act by a “blank check company” as defined in Rule 419, including a mandatory escrow of the offering proceeds, a process of shareholder “reconfirmation” when a business combination is announced and a ban on the trading of the securities sold, pending the consummation of a business combination, which must occur within 18 months of the offering. Rule 419 defines a “blank check company” as:

•

a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

There are several bases on which exemptions from the application of Rule 419 exist, including raising capital through a private offering exempt from registration under the Securities Act, raising net proceeds in excess of $5 million in a public offering that is a firm commitment underwritten offering and raising capital in a public offering in connection with the acquisition of an identified company. Although the Company intends to conduct any future capital raising in a manner that is exempt from Rule 419, there can be no assurances that any future capital raising transactions will qualify for such an exemption.

Interests of Our Directors and Officers in the Amendment Proposal

When you consider the recommendations of the Company’s Board of Directors to vote in favor of the Amendment Proposal, you should keep in mind that the holders of the Company’s Initial Shares have interests in the Amendment Proposal that may be different from, or in addition to, your interests as a shareholder.

Compensatory Arrangements for Board of Directors and Management

All of the current members of the Company’s Board of Directors and management are expected to continue to serve in their current positions following shareholder approval of the Amendment Proposal. While the Company’s officers and directors do not currently receive any compensation for services rendered to the Company, the Company has made no determinations regarding compensation for its directors or officers following shareholder approval of the Amendment Proposal.

Potential Interests of our Directors and Officers in Future Financings and Acquisitions

Following shareholder approval of the Amendment Proposal, the Company will operate without the blank check company restrictions that are currently set forth in our Charter. The Board of Directors anticipates that the Company will need to raise capital to fund ongoing operations, including the compliance cost of continuing to remain a public reporting company, and to fund the acquisition of an operating business. Such a financing may involve existing investors and/or new investors, including officers and directors of the Company. Further, any operating business which the Company may acquire following shareholder approval of the Amendment Proposal, may be affiliated, or have some relationship with, one of our existing officers and directors.

THE SPECIAL MEETING

Date, Time and Place

The Special Meeting of the Company’s shareholders will be held at 10:00 a.m. Eastern Time on December 21, 2012 at the offices of FlatWorld Capital LLC, 220 East 42nd Street, 29th floor, New York, New York, 10017.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting, if you owned Company Ordinary Shares at the close of business on December 7, 2012, the record date for the Special Meeting. You will have one vote per proposal for each Company share you owned at that time.

Votes Required

Adoption of the Amendment Proposal will require the affirmative vote of a seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy at the Special Meeting.

At the close of business on December 6, 2012, there were 2,869,375 Ordinary Shares of the Company outstanding (including the 573,875 Initial Shares held by our Sponsor prior to the Company’s IPO), each of which entitles its holder to cast one vote per proposal. Mr. Lamphere, who purchased 50,000 Ordinary Shares under the Directed Unit Program of our IPO, and our Sponsor, the holder of our Initial Shares, have agreed to vote their respective shares to approve the Amendment Proposal.

If you do not want the Amendment Proposal to be approved, you must vote against it. As explained in “SPECIAL MEETING OF SHAREHOLDERS — Possible Claims Against The Company,” below, the adoption of the Amendment Proposal may result in claims against the Company.

Proxies; Board Solicitation

Your proxy is being solicited by the Company’s Board of Directors on the proposal to approve the Amendment being presented to shareholders at the Special Meeting. Proxies may be solicited in person, by telephone, by fax or by mail. If you grant a proxy, you may still vote your shares in person, if you revoke your proxy before the Special Meeting.

If the Amendment Proposal Is Approved

If the Amendment Proposal is approved, the Board of Directors will direct our registered agent to file the amended Charter with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”). We expect that filing to occur as soon as is practicable following confirmation that the Amendment Proposal has been approved by the shareholders.

The Amendment Proposal will result in the Company’s incurring additional minor professional and legal expenses, and, as noted in “SPECIAL MEETING OF SHAREHOLDERS— Possible Claims Against the Company,” below, may also result in securities law and other claims being made against the Company.

If the Amendment Proposal Is Not Approved

If the Amendment Proposal is not approved, and as contemplated in our IPO prospectus, the Company will take all actions necessary to liquidate and dissolve as soon as reasonably practicable. Following the distribution of the Trust Account on September 26, 2012, there are no assets of the Company available for distribution to shareholders.

The mailing address of the Company’s principal executive office is Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands, and its telephone number is +1 (284) 545 6127.

Share Ownership

As of December 6, 2012, there were 2,869,375 of the Company’s Ordinary Shares outstanding. The Company’s Sponsor, the sole shareholder prior to its IPO, and its affiliates, beneficially own and are entitled to vote 573,875 shares of the Company’s Ordinary Shares, constituting approximately 20.00% of the Company’s issued and outstanding Ordinary Shares. Additionally, Mr. Lamphere, an officer and director of the Company, beneficially owns an additional 50,000 Ordinary Shares, an aggregate of 1.74% of our outstanding Ordinary Shares, which were purchased by him under the Directed Unit Program of our IPO. See “Beneficial Ownership of Securities” below for a listing of the beneficial owners of more than 5% of any class of the Company’s voting securities, based upon filings made with the Securities and Exchange Commission.

The Company’s Recommendation; Interests of the Company’s Management and Others

After careful consideration of all relevant factors, the Company’s Board of Directors has determined that the Amendment Proposal is fair to, and in the best interests of, the Company and its shareholders. The Board of Directors has approved and declared advisable to approve the Amendment Proposal, and recommends that you vote or direct that your vote be cast “FOR” such adoption. The Board did not obtain a fairness opinion.

When you consider the Board’s recommendation, you should keep in mind that the Company’s Sponsor, as well as our directors, officers and their affiliates, who are all pre-IPO shareholders, have interests in the continued operation of the Company that are different from, or in addition to, yours. These differing interests are discussed in the section above entitled “SUMMARY— Interests of Our Directors and Officers in the Amendment Proposal.”

SPECIAL MEETING OF SHAREHOLDERS

The Special Meeting

We are furnishing this proxy statement to Company shareholders as part of the solicitation of proxies by our Board of Directors for use at the Special Meeting of the Company shareholders to be held on December 21, 2012, and at any adjournment or postponement thereof. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at 10:00 a.m. Eastern Time on December 21, 2012, at the offices of FlatWorld Capital LLC, 220 East 42nd Street, 29th floor, New York, New York, 10017 for the sole purpose of voting upon the proposal presented below.

Purpose of the Special Meeting

At the Special Meeting, you will be asked to consider and vote upon the following proposal:

•

The Amendment Proposal — the approval of an amendment to our Charter in the form of Annex I to eliminate the blank check company restrictions by deleting Article 24 in its entirety (the “Amendment Proposal”); and

•	such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Record Date; Who is Entitled to Vote

The record date for the Special Meeting is December 7, 2012. Record holders of our Ordinary Shares at the close of business on the record date are entitled to vote or have their votes cast at the Special Meeting. As of December 6, 2012, there were 2,869,375 of our Ordinary Shares outstanding. Record holders are entitled to one vote at the Special Meeting for each share of record owned by the holder.

Any Ordinary Shares held by our Sponsor, including those beneficially owned by our officers, directors, advisors, their respective affiliates and other non-affiliates, will be voted in favor of the Amendment Proposal. As of the record date, the Company’s Sponsor, that purchased Ordinary Shares prior to our IPO, owned, and is entitled to vote, 573,875 shares, or approximately 20.00% of the Company’s outstanding Ordinary Shares. Additionally, Mr. Lamphere, an officer and director of the Company, beneficially owns an additional 50,000 Ordinary Shares, an aggregate of 1.74% of our outstanding Ordinary Shares, which were purchased by him under the Directed Unit Program of our IPO.

The Insider Warrants and the Warrants issued in connection with the Units sold in our IPO expired worthless on September 9, 2012 and did not have voting rights. Accordingly, prior holders of the warrants will not be entitled to vote at the Special Meeting with respect to their previously held warrants.

Quorum; Vote Required

A quorum of our shareholders is necessary to hold a valid shareholders meeting. A quorum will be present at the Special Meeting if a majority of our Ordinary Shares entitled to vote at a meeting of shareholders are present in person or by proxy. Abstentions will count as present for the purpose of establishing a quorum, however broker non-votes (as discussed below) will only count for the purpose of establishing a quorum if the Company receives a signed proxy card.  If a quorum is not present, the Company’s Board of Directors may seek to adjourn or postpone the Special Meeting to continue to seek such quorum.

Adoption of the Amendment Proposal will require the affirmative vote of a seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy.  If the Amendment Proposal is not approved, the Company’s Board of Directors may seek to adjourn or postpone the Special Meeting to continue to seek such approval.

Abstentions and Broker Non-Votes

If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of the stock exchanges, your broker may not vote your shares. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.”

The Amendment Proposal requires the affirmative vote of a seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy. Therefore, abstentions and broker non-votes will have no effect on the outcome of the vote.

Voting Your Shares.  Each Ordinary Share that you own in your name entitles you to one vote per proposal.

There are three ways to vote your shares at the Special Meeting:

•

By signing and returning the enclosed proxy card.  If you vote by proxy card, your “proxies,” will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Company’s Board of Directors “FOR” approval of the Amendment Proposal. You may return your proxy card via mail in the enclosed envelope .

•

You can vote electronically on the internet or via telephone.  Shareholders can simplify their voting by voting via the internet at www.proxyvote.com or by calling 1-800-454-8683. Internet and telephonic voting information is provided on the proxy card. Use of a Control Number is designed to verify shareholders' identities and allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded. The Control Number is identified and located on the proxy card.

•

You can attend the Special Meeting and vote in person.  We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Questions About Voting.  If you have any questions about how to vote or direct a vote in respect of your Company Ordinary Shares, you may call our President, Jeffrey A. Valenty at +1 (212) 796-4012. You may also want to consult your financial and other advisors about the vote.

Revoking Your Proxy and Changing Your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	Delivering another proxy card with a later date;
•	Submitting new instructions via the electronic methods discussed above;
•	If you hold your shares through a broker and wish to revoke your proxy, you should contact your broker to request that they revoke your proxy or change your voting instructions, as the case may be; or

•	Attending the Special Meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our Board of Directors. This solicitation is being made by mail and disseminated electronically, but also may be made by telephone or in person. The Company will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials and the electronic versions thereof, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. Additionally, we ask banks, brokers and other institutions, nominees and fiduciaries to forward their proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the Special Meeting.

Share Ownership

Information concerning the holdings of certain Company shareholders is set forth above in the Summary and below under “BENEFICIAL OWNERSHIP OF SECURITIES.”

Possible Claims Against the Company

You should be aware that because we stated in our IPO prospectus that we intended to cease all operations except for the purpose of any winding up of our affairs if we did not complete an acquisition within the required time period, you may have securities law claims against the Company for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). In general, a claim for rescission must be made by a person who purchased shares pursuant to a defective prospectus or other representation, and within the applicable statute of limitations period, which, for claims made under federal law (Section 12 of the Securities Act) and most state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

THE AMENDMENT PROPOSAL

General

The Company is proposing to eliminate all blank check company restrictions to which it is subject by deleting Article 24 in its entirety from its Charter. In the judgment of our Board of Directors, the elimination of blank check company restrictions is desirable because it removes provisions that would restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings after the Distribution of the Trust Account to the holders of the Company’s Ordinary Shares sold in our IPO, which was completed on September 26, 2012. In addition to the fact shareholders have received their pro rata portion of the amounts held in our Trust Account, as originally contemplated in our IPO prospectus, our Board of Directors believes approval of the Amendment Proposal will give shareholders an opportunity to realize further value from their investment in FlatWorld in the event the Company is able to consummate a business combination at any time in the future.

Additionally, Article 24 relates to the operation of the Company as a blank check company prior to the Distribution of the Trust Account or consummation of an initial business transaction. Among Articles 24’s provisions is a requirement that IPO proceeds be held in the trust account until a business combination or redemption of the Ordinary Shares sold in our IPO has occurred and also requires that, under certain circumstances, the terms of a proposed business combination be submitted for approval by the Company’s shareholders.

Our Board of Directors has determined it is advisable to continue the Company’s corporate existence and to amend our Charter to eliminate the blank check company restrictions. In order for the Company to effectuate such changes, the Amendment Proposal must be approved at the Special Meeting.  If the Amendment Proposal is approved, we will amend the Articles of Association to remove Article 24 in its entirety from our Charter and will direct our registered agent to file the amended Charter with the Registrar. We expect that filing to occur as soon as is practicable following confirmation that the Amendment Proposal has been approved by the shareholders.

 If the Amendment Proposal is not approved, and as contemplated in our IPO prospectus, the Company will take all actions necessary to liquidate and dissolve as soon as reasonably practicable. Following the distribution of the Trust Account on September 26, 2012, there are no assets of the Company available for distribution to shareholders.

The Company is proposing to eliminate all blank check company restrictions to which it is subject by amending the Charter such that Article 24 of the Articles of Association (sometimes referred to as the “Business Transaction Articles”) of the Company is deleted in its entirety.

The form of the Ninth Amended and Restated Memorandum and Articles of Association is set forth in Annex I.

Required Vote

The adoption of the Amendment Proposal will require the affirmative vote of a seventy-five percent (75%) majority of those shareholders in attendance at the meeting and voting by person or by proxy.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the Amendment Proposal.

INFORMATION ABOUT THE COMPANY

We are a blank check or special purpose acquisition company formed as a British Virgin Islands business company with limited liability on June 25, 2010 specifically for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets. Primarily all activity from December 9, 2010, the consummation date of the Company’s IPO described below, relates to the Company’s efforts in identifying a target for our initial business transaction.

A registration statement for our IPO was declared effective on December 9, 2010. On December 15, 2010, we consummated the sale of 2,200,000 Units consisting of one Ordinary Share and one Warrant and, on January 25, 2011, consummated the sale of an additional 95,500 Units pursuant to the exercise of the underwriters’ over-allotment option.  Each Warrant entitled the holder to purchase from us one Ordinary Share at an exercise price of $11.00 per share.

Gross proceeds from the sale of Units in our IPO and the private placement of the Insider Warrants to our Sponsor were approximately $24.5 million. Of this amount, approximately $23.4 million was deposited in the Trust Account and approximately $350,000 was held outside of the Trust Account. The proceeds held outside the Trust Account have been used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The remaining portion of the gross proceeds not deposited in the Trust Account was used to pay for expenses incurred in connection with the IPO.

Because FlatWorld did not consummate a business combination transaction prior to September 9, 2012, the Termination Date, FlatWorld commenced the process to distribute the Trust Account, pro rata, less taxes and interest earned on the proceeds of its initial public offering placed in the Trust Account, to its public shareholders via a non-liquidating distribution (without redemption of the Ordinary Shares).  The balance of the Trust Account was $23,374,786 (excluding taxes and interest earned on the proceeds of our initial public offering), which resulted in a Distribution of approximately $10.18 per share to our public shareholders.  The record date for the Distribution was September 21, 2012, and the Company paid out the Distribution on September 26, 2012.  No payments were or will be made with respect to any of the Company’s outstanding Warrants or Insider Warrants, which expired on September 9, 2012.

Employees

FlatWorld currently has four executive officers and one part-time employee. These individuals are not obligated to devote any specific number of hours to FlatWorld’s matters and intend to devote only as much time as they deem necessary to our affairs. The Company has no paid employees.

Legal Proceedings

The Company is not currently a party to any pending material legal proceedings.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership based on 2,869,375 shares of our ordinary shares outstanding as of December 6, 2012, based on information obtained from the persons named below, with respect to the beneficial ownership of our ordinary shares by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our officers and directors; and
•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owners(1)	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares (9)
FWAC Holdings Limited (2)	573,875	20.00%
FWAC Sponsor Limited (2)	513,222	17.89%
Nagina Engineering Investment Corp. (2), (3)	58,507	2.04%
Raj K. Gupta (2), (3)	2,925	0.10%
Shri Krishan Gupta (2), (3)	198,771	6.93%
Jeffrey A. Valenty (2)	134,464	4.69%
Gilbert H. Lamphere (2), (4)	227,062	7.91%
AQR Capital Management, LLC (5)	269,325	9.39%
Polar Securities Inc.(6)	278,800	9.72%
Fir Tree, Inc. (7)	150,000	5.23%
Bulldog Investors (8)	365,850	12.75%
All directors and officers as a group (4 persons) (2), (4)	563,222	19.63%

       (1) Unless otherwise indicated, the business address of each of the shareholders is c/o FWC Management Services, Ltd,    Palm Grove House, Road Town, Tortola, VG1110, British Virgin Islands.

(2) The shareholders of FWAC Holdings Limited are FWAC Sponsor Limited, Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited, Vivek Selot, Yuri Punj, Suneel G. Kaji, Craig Bergstrom and family affiliates (with 50% of such interest owned through Athena Trust, a family trust), Blackhawk Partners, Inc., Eli D. Scher and Shane M. Duggan. The shareholders of FWAC Sponsor Limited are Nagina Engineering Investment Corp. (owned by Mr. Gupta and Mr.

S.K. Gupta, see footnote 3, below), Mr. S.K. Gupta, Jeffrey A. Valenty (including interests held through Fortuna Capital Partners LP, a limited partnership 100% owned and controlled by Mr. Valenty), and Gilbert H. Lamphere (who holds his interests through Gilbert H. Lamphere WFBNA Custodian Trad IRA).  As a result, each of FWAC Sponsor Limited, Nagina Engineering Investment Corp., Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited and Blackhawk Partners, Inc., and Messrs. S.K. Gupta, Gupta, Valenty, Lamphere, Selot, Punj, Kaji, Bergstrom, Scher and Duggan may be deemed to be beneficial owners of shares owned by FWAC Holdings Limited.  The shares in the table above for holders of FWAC Holdings represent their indirect ownership in us.  Ruiz Capital Advisors LLC beneficially owns 18,663 ordinary shares (0.65%), DSCWU Hong Kong Company Limited, an entity wholly-owned by Mr. Wu, a member of our advisory board, beneficially owns 9,331 ordinary shares (0.33%), Mr. Selot, our employee, beneficially owns 9,331 ordinary shares (0.33%), Mr. Punj, a non-affiliated individual, beneficially owns 3,733 ordinary shares (0.13%), Mr. Kaji, a non-affiliated individual, beneficially owns 1,866 ordinary shares (0.07%), Mr. Bergstrom, a non-affiliated individual, collectively as an individual and through his controlling position as trustee of Athena Trust, beneficially owns 5,972 ordinary shares (0.21%), Blackhawk Partners, Inc., a private entity that manages assets for wealthy families managed by Ziad K. Abdelnour, beneficially owns 1,866 ordinary shares (0.07%), Mr. Scher, a non-affiliated individual, beneficially owns 9,331 ordinary shares (0.33%), and Mr. Duggan, an employee of one of our affiliates, beneficially owns 560 ordinary shares (0.02%). Each of Nagina Engineering Investment Corp., Ruiz Capital Advisors LLC, DSCWU Hong Kong Company Limited and Blackhawk Partners, Inc. and our officers, directors, employee, advisors and their respective affiliates and Messers. Punj, Kaji, Bergstrom, Scher and Duggan, disclaim beneficial ownership of any shares in which he or it does not have a pecuniary interest.

(3) Mr. S.K. Gupta holds a 95% ownership interest in Nagina (representing an indirect ownership of 55,582 ordinary shares (1.94%) in us) and Mr. Gupta holds a 5% ownership interest in Nagina (representing an indirect ownership of 2,925 ordinary shares (0.10%) in us).  Each of Mr. Gupta and Mr. S.K. Gupta have dispositive and voting control over their own securities and disclaim beneficial ownership of any shares in Nagina in which such individual does not have a pecuniary interest.  Additionally, through his individual interest in FWAC Sponsor Limited, Mr. S.K. Gupta beneficially owns 143,189 ordinary shares (4.99%) in us.

(4) Mr. Lamphere is the beneficial owner of 227,062 ordinary shares (or 7.91%) in us, which includes 177,062 ordinary shares (or 6.17%) in us through his interests in Gilbert H. Lamphere WFBNA Custodian Trad IRA, as well as 50,000 ordinary shares (or 1.74%) in us owned directly which were purchased under the Directed Unit Program of our initial public offering.  Mr. Lamphere has sole voting and dispositive power with respect to 50,000 ordinary shares and shared voting and dispositive power with respect to remaining 177,062 ordinary shares.  Mr. Lamphere disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(5) Based on information contained in Schedule 13G filed by AQR Capital Management, LLC on February 8, 2012, AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company which directly owns the 269,325 shares reported in that Schedule 13D.  AQR Capital Management, LLC has shared voting and dispositive power with respect to 269,325 ordinary shares.  The address of such reporting person is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(6) Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Polar Securities Inc. (“Polar Securities”), a company incorporated under the laws on Ontario, Canada, serves as the investment manager to North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, and a number of discretionary accounts with respect to which it has voting and dispositive authority over the ordinary shares reported in that Schedule 13G. Polar Securities and North Pole have shared voting and dispositive power with respect to 278,800 ordinary shares.  The address of all such reporting persons are is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(7) Based on information contained in Schedule 13G filed by the following persons on December 20, 2010, Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value.  Fir Tree and Fir Tree Value have shared voting and dispositive power with respect to 150,000 ordinary shares.  The place of organization of Fir Tree Value is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands and the principal office of Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(8) Based on information contained in Schedule 13G filed by the following persons on February 14, 2012, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.  Bulldog Investors has the sole voting and dispositive power with respect to 365,850 ordinary shares.   The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

(9) The percentages have been rounded to the hundredth decimal place.

None of the above shareholders has any voting rights that are different from the voting rights of any other shareholders.

SHAREHOLDER PROPOSALS

Shareholders wishing to submit proposals for consideration by the Company’s Board of Directors at the Company’s next Annual Meeting of Shareholders should submit them in writing to the attention of our corporate Secretary a reasonable time before the Company begins to print and mail its proxy materials, so that the Company may consider such proposals for inclusion in its proxy statement and form of proxy for that meeting. The Company does not now have any definitive plans regarding the possible date of its next Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by the Company with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. The Company files its reports, proxy statements and other information electronically with the SEC. You may access information on the Company at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov.

If you would like additional copies of this proxy statement, or if you have questions about the Amendment, you should contact:

Jeffrey A. Valenty

FlatWorld Acquisition Corp.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

(212) 769-4012

ANNEX I

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004 (the "Act")

NINTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

FlatWorld Acquisition Corp.

1 Name

The name of the Company is FlatWorld Acquisition Corp.

2 Company Limited by Shares

The Company is a company limited by shares. The liability of each member is limited to the amount from time to time unpaid on such member's shares.

3 Registered Office

The first registered office of the Company will be situated at the office of the registered agent which is PO Box 4649, Road Town, Tortola, British Virgin Islands or such other place as the directors or members may from time to time decide, being the office of the registered agent.

4 Registered Agent

The first registered agent of the Company will be Forbes Hare, PO Box 4649, Road Town, Tortola, British Virgin Islands, VG1110 or such other registered agent as the directors or members may decide from time to time.

5 General Objects and Powers

Subject to Regulation 6 below the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the BVI Business Companies Act, 2004 or as the same may be revised from time to time, or any other law of the British Virgin Islands.

6 Limitations on the Company's Business

For the purposes of section 9(4) of the Act the Company has no power to:

(a) carry on banking or trust business, unless it is licensed under the Banks and Trust Companies Act, 1990;

(b) carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business;

(c) carry on the business of company management unless it is licensed under the Companies Management Act 1990;

(d) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands; or

(e) carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed under the Securities and Investment Business Act, 2010.

7 Authorised Shares

(a) The Company is authorised to issue an unlimited number of shares of no par value divided into six classes of shares as follows:

(i) an unlimited number of ordinary shares of no par value ("Ordinary Shares”);

(ii) 1,000,000 Class A preferred shares of no par value each ("Class A Preferred Shares");

(iii) 1,000,000 Class B preferred shares of no par value each ("Class B Preferred Shares");

(iv) 1,000,000 Class C preferred shares of no par value each ("Class C Preferred Shares");

(v) 1,000,000 Class D preferred shares of no par value each ("Class D Preferred Shares"); and

(vi) 1,000,000 Class E preferred shares of no par value each ("Class E Preferred Shares"), Class A – E Preferred shares together being “Preferred Shares”.

(b) The shares in the Company shall be issued in the currency of the United States of America.

(c) Except as provided for in Article 24.7 of the Articles, each share in the Company confers on the holder:

(i) the right to one vote at a meeting of the members of the Company or on any resolution of the members of the Company;

(ii) if and only if the provisions of Article 24 of the Articles apply to the holder of such share, have the right to be redeemed at the election of the holder of that share in accordance with the provisions of Article 24 of the Articles;

(iii) the right to an equal share in any dividend paid by the Company in accordance with the Act; and

(iv) the right to an equal share in the distribution of the surplus assets of the Company.

(d) Each Class A Preferred Share in the Company confers on the holder:

(i) the right to vote at a meeting of the members of the Company or on any resolution of the members of the Company on the same basis as if such Class A Preferred Shares-were converted into the relevant number of Ordinary Shares in accordance with this Memorandum and the Articles immediately prior to such meeting, with such holder having the same number of votes as the holder would have had as the holder of such number of Ordinary Shares ;

(ii) dividends and distributions (whether in cash or in specie) as and when declared on the Ordinary Shares, with the Class A Preferred Shares ranking with respect to the payment of such dividends and distributions pari passu with the Ordinary Shares on the same basis as if such Class A Preferred Shares-were converted into the relevant number of Ordinary Shares in accordance with this Memorandum and the Articles immediately prior to the declaration of such dividend, with such holder having the same entitlement to such dividends and distributions as the holder would have had as the holder of such number of Ordinary Shares; provided that the Class A Preferred Shares shall not be eligible to receive any, or participate in the dividend of US$1,000,000 in cash and dividend in specie of up to 2,295,500 warrants to purchase Ordinary Shares (the “Initial Dividend”)

to be declared and paid to holders of Ordinary Shares by the Company in accordance with the terms of that certain Agreement and Plan of Reorganization, by and among the Company, FTWA Orchid Merger Sub LLC, Orchid Island Capital, Inc., Bimini Capital Management, Inc., Bimini Advisors, LLC and FWAC Holdings Limited, dated July 26, 2012;

(iii) the right to an equal share in the distribution of the surplus assets of the Company, including on a redemption or repurchase of shares, voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, with the holder of Class A Preferred Shares sharing pro rata in any distribution of assets on the same basis as if such Class A Preferred Shares-were converted into the relevant number of Ordinary Shares in accordance with this Memorandum and the Articles immediately prior to such distribution of assets, with such holder having the same entitlement to such distribution of assets as the holder would have had as the holder of such number of Ordinary Shares and with all of the same rights, privileges and restrictions as a holder of Ordinary Shares;

(e) Each holder of Class A Preferred Shares shall have the right to convert, at any time after the established and announced record date for the Initial Dividend and from time to time thereafter, all or any part of the Class A Preferred Shares held by such holder into such number of fully paid Ordinary Shares (the “Conversion Shares”) as is determined in accordance with the terms of this Memorandum and the Articles (a “Conversion”);

(f) In order to convert Class A Preferred Shares, a holder shall send to the Company by facsimile transmission, at any time prior to 3:00 p.m., Eastern Time, on the Business Day which is two Business Days prior to the date on which such holder wishes to effect such Conversion (the “Conversion Date”), a notice of conversion (a “Conversion Notice”), stating the number of Class A Preferred Shares to be converted, and a calculation of the number of Ordinary Shares issuable upon such Conversion in accordance with the formula set forth in sub-clause 5(g) below setting forth the basis for each component thereof. Such holder shall promptly thereafter send the Conversion Notice and the certificate or certificates (if applicable) in respect of the Class A Preferred Shares being converted to the Company. Such Class A Preferred Shares shall be converted into Ordinary Shares by the repurchase by the Company of such Class A Preferred Shares and the immediate issue to the holder of such number of Ordinary Shares as the holder shall be entitled in accordance with this sub-clause 5(g) below, whereupon the Preferred Shares repurchased shall be cancelled and shall not thereafter be reissued.  The Company shall issue a new certificate for Preferred Shares to the holder in respect of any Class A Preferred Shares not converted in the event that less than all of the Class A Preferred Shares represented by a certificate are converted; provided, however, that the failure of the Company to deliver such new certificate shall not affect the right of the Holder to submit a further Conversion Notice with respect to such Class A Preferred Shares and, in any such case, the holder shall be deemed to have submitted the original of such new certificate at the time that it submits such further Conversion Notice. Except as otherwise provided herein, upon delivery of a Conversion Notice by a holder in accordance with the terms hereof, such holder shall, as of the applicable Conversion Date, to the fullest extent allowed by the Act be deemed for all purposes to be the registered holder of the Ordinary Shares to which such Conversion Notice relates. In the case of a dispute between the Company and a holder as to the calculation of the Conversion Price or the number of Conversion Shares issuable upon a Conversion (including, without limitation, the calculation of any adjustment to the Conversion Price following any adjustment thereof), the Company shall issue to such holder the number of Conversion Shares that are not disputed within the time periods specified in paragraph 5(d) below and shall submit the disputed calculations to a certified public accounting firm (other than the Company’s regularly retained accountants) within two (2) Business Days following the Company’s receipt of such Holder’s Conversion Notice. The Company shall cause such accountant to calculate the Conversion Price as provided herein and to notify the Company and such holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the “Dispute Procedure”). Such accountant’s calculation shall be deemed conclusive absent manifest error. The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

(g) The number of Conversion Shares to be delivered by the Company to a holder for each Class A Preferred Share a holder properly indicates on the Conversion Notice that such Holder desires to convert pursuant to a Conversion shall be equal to ten (10), subject to adjustment pursuant to sub-clause  5(i) below (the “Conversion Price”).

(h) The Company shall, no later than the close of business on the third (3rd) Business Day following the later of the date on which the Company receives a Conversion Notice from a holder by facsimile transmission pursuant to sub-clause 5(f) above, and the date on which the Company receives the related Class A Preferred Shares certificate (such third Business Day, the “Delivery Date”), issue and deliver or cause to be delivered to such holder the number of Conversion Shares determined pursuant to sub-clause 5(f) above; provided, however, that any Conversion Shares that are the subject of a Dispute Procedure shall be delivered no later than the close of business on the third (3rd) Business Day following the determination made pursuant thereto.

(i) The Conversion Price shall be subject to adjustment from time to time in the event that the number of outstanding Ordinary Shares is increased by a bonus issue of Ordinary Shares (other than the Initial Dividend), or by a division of Ordinary Shares, or decreased by a share combination of Ordinary Shares, or other similar event. In such case, on the effective date of such bonus issue, division, combination, or similar event, the number of Conversion Shares issuable on conversion of each Class A Preferred Share shall be increased, or decreased, in proportion to such increase, or decrease, in outstanding Ordinary Shares.

(j) The directors may, subject to the Act, by amending this Memorandum and/or the Articles, determine the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation preferences that any Preferred Shares issued by the Company confers on the holder.

8 Rights Not Varied by the Issue of Shares Pari Passu

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9 Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

10 Amendments

Subject to the provisions of the Act, the Company shall by resolution of the directors or members have the power to amend or modify any of the conditions contained in this Memorandum of Association or the Articles of Association, save that no amendment may be made by a Resolution of Directors:

(a) to restrict the rights or powers of the voting members to amend the Memorandum or Articles;

(b) to change the percentage of voting members required to pass a resolution to amend the Memorandum or Articles;

(c) in circumstances where the Memorandum or Articles may only be amended by the voting members;

(d) to clauses 7(c), 8 or this clause 10.

11 Definitions

The meanings of words in this Memorandum not otherwise defined herein are as defined in the Articles of Association.

NAME, ADDRESS AND DESCRIPTION OF INCORPORATOR

We, FH Corporate Services Ltd, of FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, registered agent of the Company, hereby sign this Memorandum of Association for the purposes of incorporating a Private Company Limited by Shares under the BVI Business Companies Act, 2004 this 25 day of June 2010.

FH Corporate Services Ltd

P.O. Box 4649, Road Town, Tortola

British Virgin Islands

Incorporator

SGD. JOSE SANTOS

______________________

José Santos

For and on behalf of

FH Corporate Services Ltd

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

FlatWorld Acquisition Corp.

1 Interpretation

The following Articles shall constitute the Articles of the Company. In these Articles, words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all legal entities capable of having a legal existence.

In these Articles, unless there is something in the subject or context inconsistent therewith:

"Act"	means the BVI Business Companies Act, 2004 (as amended)
"Articles"	means these articles of association of the Company.
"Audit Committee"	means, where applicable, the audit committee of the Company formed pursuant to Article 19 hereof, or any successor audit committee.
"Auditor"	means the independent auditor of the Company, which shall be a firm of independent accountants.
"Automatic Liquidation Event" “Business Day”	shall have the meaning set forth in Article 24.4. means any day except a Saturday, Sunday or day on which banks in New York, New York are closed in the ordinary course of business.
"Business Transaction"	shall have the meaning set out in Article 24.
"Business Transaction Articles"	means Article 24 relating to the Company's obligations regarding the consummation of a Business Transaction.
"clearing house"

a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefore) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

"Company"	means the above named company.
"competent regulatory authority"	a competent regulatory authority in the territory where the Shares (or depositary receipts therefore) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

"Designated Stock Exchange"

shall mean either the Over-the-Counter Bulletin Board, the Global Select System, Global System or the Capital Market of the Nasdaq Stock Market, Inc., the American Stock Exchange, or the New York Stock Exchange, provided, however, that until the Shares are listed on any such "Exchange" the rules of any such Designated Stock Exchange shall be inapplicable to these Articles.

"directors"	means the directors for the time being of the Company.
"Dividend"	includes an interim dividend.
"Exchange Act"	means the Securities Exchange Act of 1934, as amended.
"executive office"	means such office of the Company as the directors may from time to time determine to be the principal office of the Company.
"existing Member"	means a holder of initial shares.
"FINRA"	means the Financial Industry Regulatory Authority.
"FINRA Manual"	means the document by that name as published from time to time by FINRA, or any successor organisation thereto, and includes any amendment or supplement to such document.
"FINRA Rules"	means the rules set forth in the FINRA Manual.
"initial shares"

means the ordinary shares issued to existing Members prior to the effectiveness of the registration statement relating to the IPO, and, for the avoidance of doubt, excludes Ordinary Shares purchased by the existing Members in or after the IPO.

"IPO"	shall have the meaning set forth in Article 24.
"IPO Shares"	shall have the meaning set forth in Article 24.
"Member"	has the same meaning as in the Act.
"Memorandum"	means the memorandum of association of the Company.
"Register of Members"	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.
"Registered Office"	means the registered office for the time being of the Company.
"Seal"	means the common seal of the Company and includes every duplicate seal.
"SEC"	means the United States Securities and Exchange Commission.

"Securities Act” “Share” or “share”

means the Securities Act of 1933, as amended.

means any share in the Company and includes Ordinary Shares and Preferred Shares, except that in relation to clause 7(c) of the Memorandum and Article 9(1) only, “share” shall mean an Ordinary Share.

2 Shares

2.1 Every person whose name is entered as a member in the share register, being the holder of registered shares, shall without payment, be entitled to a certificate signed by a director or officer or under the common seal of the Company with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof, provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

2.2 If a certificate is worn out or lost it may be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require. Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

2.3 Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

2.4 Subject to the Act and the rules of the Designated Stock Exchange, the board of directors without further consultation with the holders of any Shares or securities may resolve that any class or series of Shares or other securities from time to time in issue or to be issued, including Shares in issue at the date of the adoption of these Articles, may be issued, held, registered or converted to uncertificated form.

2.5 Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the board of directors, in its absolute discretion, may think fit.  The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and shall maintain the register of members.  Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class of series comprising both certificated Shares and uncertificated Shares or as a result of any provision of these Articles which apply only in respect of certificated or uncertificated Shares.

2.6 Nothing contained in Articles 2.4 and 2.5 of these Articles is meant to prohibit the Shares in the Company from being able to trade electronically.  For the avoidance of doubt, Shares in the Company shall only be traded and transferred electronically upon consummation of the Company’s initial public offering.

3 Shares and Variation of Rights

3.1 Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the shares being disposed of, and upon such terms and conditions as the directors may determine.

3.2 Without prejudice to any special rights previously conferred on the holders of any existing preferred shares or class of preferred shares, any class of preferred share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the directors may from time to time determine.

3.3 Subject to the provisions of the Act in this regard and the Business Transaction Articles, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine. The directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the Company on such terms as it may from time to time determine. Notwithstanding the foregoing, the directors may also issue options, warrants or convertible securities in connection with the Company's IPO.

3.4 Following completion of or in connection with, the Business Transaction the Company may redeem any share issued by the Company at a premium.

3.5 The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of a majority of the issued shares of that class and the holders of a majority of the issued shares of any other class of shares which may be affected by such variation.

3.6 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles.

3.7 Except as required by the Act, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

4 Transfer of Shares

4.1 Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration. Notwithstanding the above, shares in the Company may be registered through the transfer agent of the Company or through the broker-dealer selected by a share holder as a book-entry position on the books and records of the Company and may be electronically transferred between the transfer agent of the Company and the broker-dealer chosen by the shareholder, through a facility currently administered by The Depository Trust Company.

4.2 Subject to the Memorandum of Association, these Articles and to section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

5 Transmission of Shares

5.1 Subject to sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the

Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a) a grant of probate of the deceased's will, or grant of letters of administration of the deceased's estate, or confirmation of the appointment as executor or administrator (as the case may be), of a deceased member's estate; or

(b) the appointment of a guardian of an incompetent member; or

(c) the appointment as trustee of a bankrupt member: or

(d) upon production of any other reasonable evidence of the applicant's beneficial ownership of, or entitlement to the shares.

to the Company's registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director of the Company or entered in the share register as the legal and or beneficial owner of the shares.

5.2 The production to the Company of any document which is reasonable evidence of:

(a) a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor, of a deceased member; or

(b) the appointment of a guardian of an incompetent member; or

(c) the trustee of a bankrupt member; or

(d) the applicant's legal and or beneficial ownership of the shares.

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

5.3 Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

5.4 Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

5.5 What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

6 Acquisition of Own Shares

Subject to the provisions of the Act in this regard and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority and the Business Transaction Articles, the directors may, on behalf of the Company purchase, redeem or otherwise acquire any of the Company's own shares for such consideration as they consider fit, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7 Meetings of Members

7.1 The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.   Following the Company’s Business Transaction, an annual meeting of members for election of directors and for such other business as may come before the meeting shall be held each year at such date and time as may be determined by the directors.

7.2 Ten (10) days written notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

7.3 Notwithstanding Article 7.1, a meeting of members held in contravention of the requirement to give notice is valid if members holding a majority of:

(a) the total voting rights on all the matters to be considered at the meeting; or

(b) the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part.

7.4 The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received the notice shall not invalidate the meeting.

8 Proceedings at Meetings of Members

8.1 No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

8.2 If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

8.3 At every meeting the members present shall choose someone of their number to be the chairman (the "Chairman"). If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman failing which the oldest individual member present at the meeting or failing any member personally attending the meeting, the proxy present at the meeting representing the oldest member of the Company, shall take the chair.

8.4 The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

9 Votes of Members

9.1 At any meeting of members every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder and each holder of Class A Preferred Shares shall have the right to vote at a meeting of the members of the Company on the same basis as if such Class A Preferred Shares-were converted into the relevant number of Ordinary Shares in accordance with the Memorandum and these Articles immediately prior to such meeting, with such holder having the same number of votes as the holder would have had as the holder of such number of Ordinary Shares.

9.2 Subject to the Memorandum of Association or these Articles and until the consummation of the Company's IPO, an action that may be taken by members of the Company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. Subsequent to the Company's IPO, any action required or permitted to be taken by the members of the Company must be effected by a duly convened and held meeting of the Company or may be effected by a written consent of the members.

9.3 If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

9.4 If two or more persons are jointly entitled to a registered share or shares and if more than one of such persons shall vote in person or by proxy at any meeting of members or in accordance with the terms of Article 9.1, the vote of that person whose name appears first among such voting joint holders in the share register shall alone be counted.

9.5 Votes may be given either personally or by proxy or by such electronic means as may be permitted by the Company.

9.6 The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

9.7 Subject to Article 9.8 below, an instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

9.8 The instrument appointing a proxy shall be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity other than one or more individuals holding as joint owner in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same. The Chairman of any meeting at which a vote is cast by proxy so authorised may call for a notarially certified copy of such authority which shall be produced within seven days of being so requested failing which the vote or votes cast by such proxy shall be disregarded.

10 Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

11 Directors

11.1 Subject to any subsequent amendment to change the number of directors, the number of the directors shall be not less than one or more than fifteen.

11.2 The first director or directors shall be appointed by the registered agent of the Company. Thereafter, the directors shall be appointed:

11.2.1 subject to Article 11.2.2 below, by the members or the directors for such terms as the members or directors may determine and may be removed by the members or the directors by way of a resolution;

11.2.2 immediately prior to the consummation of an IPO, the directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. The existing directors shall by resolution classify themselves as Class A or Class B directors. The Class A directors shall stand elected for a term expiring at the Company's first annual general meeting and the Class B directors shall stand elected for a term expiring at the Company's second annual general meeting. Commencing at the Company's first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual general meeting after their election. Except as the Act or other applicable law may otherwise require, in the interim between annual general meetings or general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

11.3 Notwithstanding the provisions of section 114 of the Act, each director holds office until his successor takes office or until his earlier death, resignation or removal by the members as per Article 11.2 or a resolution passed by the majority of the remaining directors.

11.4 Subject to Article 11.2 above, a vacancy in the board of directors may be filled by a resolution of members or a resolution passed by the majority of the remaining directors.

11.5 A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

11.6 No director shall have the power to appoint an alternative director or another person to act in his place at any meeting of the directors.

11.7 The directors or if the Shares (or depositary receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Company. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by resolution of the directors.

11.8 Any director who, by request, goes or resides abroad for any purposes of the Company, or who performs services which in the opinion of the Board go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors, or any committee thereof.

11.9 The Company may pay to a director who at the request of the Company holds any office (including a directorship) in, or renders services to, any company in which the Company may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors, or any committee thereof.

11.10 The office of director shall be vacated if the director:

(a) is removed from office by resolution of members; or

(b) is removed from office by resolution of the directors of the Company; or

(c) becomes disqualified to act as a director under section 111 of the Act.

11.11 A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall arrange.

11.12 A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

11.13 No director shall be disqualified by his office from contracting with the Company either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided the procedure in Article 11.14 below is followed.

11.14 A director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors.

11.15 A director of the Company is not required to comply with Article 11.14 above if:

(a) the transaction or proposed transaction is between the director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

11.16 For the purposes of Article 11.14 above, a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.

11.17 Subject to section 125(1) of the Act, the failure by a director to comply with Article 11.14 does not affect the validity of a transaction entered into by the director or the Company.

12 Officers

12.1 The directors of the Company may, by resolution of directors, appoint officers of the Company at such times as shall be considered necessary or expedient, and such officers may consist of a President, one or more Vice Presidents, a Secretary, a Chief Executive Officer, a Chief Financial Officer and a Treasurer and/or such other officers as may from time to time be deemed desirable. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President, but otherwise to perform such duties as may be delegated to them by the President, the Secretary to maintain the registers, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

12.2 Any person may hold more than one office and no officer need be a director or member of the Company. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

12.3 Any officer who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

12.4 Subject to the rules of the Designated Stock Exchange, the emoluments of all officers shall be fixed by resolution of directors.

13 Powers of Directors

13.1 The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by these Articles required to be exercised by the members subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by resolution of the members, but no requirement made by resolution of the members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

13.2 The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

13.3 The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

13.4 Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

13.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the directors shall from time to time by resolution determine.

13.6 The directors may:

(a) exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party; and

(b) where the Company is a wholly-owned subsidiary, the directors may in exercising their powers or performing their duties, act in a manner which the directors believe is in the best interests of the Company's holding company even though it may not be in the best interests of the Company.

13.7 The continuing directors may act notwithstanding any vacancy in their body, save that if the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

14 Proceedings of Directors

14.1 The meetings of the board of directors and any committee thereof shall be held at such place or places as the directors shall decide.

14.2 The directors may elect a chairman (the "Chairman of the Board of Directors”) of their meeting and determine the period for which he is to hold office. If no such Chairman of the Board of Directors is elected, or if at any meeting the Chairman of the Board of Directors is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board of Directors for the meeting. If the directors are unable to choose a Chairman of the Board of Directors, for any reason, then the oldest director present at the meeting shall preside as the Chairman of the Board of Directors.

14.3 The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. A director may at any time summon a meeting of the directors. If the Company shall have only one director, the provisions hereinafter contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

14.4 A director shall be given not less than three (3) days notice of a meeting of the directors.

14.5 Notwithstanding Article 14.4, a meeting of directors held in contravention of Article 14.4 is valid if a majority of the directors, entitled to vote at the meeting, have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part.

14.6 The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice shall not invalidate the meeting.

14.7 A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than one-third of the total number of directors with a minimum of two (2), or in the case of only one director a minimum of one (1).

14.8 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

14.9 Any one or more members of the board of directors or any committee thereof may participate in a meeting of such board of directors or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.

14.10 A resolution approved by a majority of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of one or more documents in writing or by telefax or other written or electronic communication shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

15 Indemnity

Subject to the provisions of the Act, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil. Criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

16 Seal

The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument except as provided in Article 2.1, shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors. The directors may provide for a facsimile of the common seal and approve the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the common seal has been affixed to such instrument and the same had been signed as hereinbefore described.

17 Distributions

17.1 Subject to the provisions of the Act and the Business Transaction Articles, the directors of a Company may, by resolution, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test as stipulated in section 56 of the Act.

17.2 Subject to the rights of the holders of shares entitled to special rights as to distributions, all distributions shall be declared and paid according to the par value of the shares in issue, excluding those shares which are held by the Company as Treasury Shares at the date of declaration of the distribution.

17.3 The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

17.4 If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

17.5 Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

17.6 No distribution shall bear interest against the Company,

18 Company Records

18.1 The Company shall keep records that:

(a) are sufficient to show and explain the Company's transactions; and

(b) will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

18.2 The Company shall keep:

(a) minutes of all meetings of:

(i) directors,

(ii)  members,

(iii) committees of directors, and

(iv) committees of members;

(b) copies of all resolutions consented to by:

(i) directors,

(ii) members,

(iii) committees of directors, and

(iv) committees of members;

(c) an imprint of the common seal at the registered office of the Company.

18.3 The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a) minutes of meetings and resolutions of members and of classes of members maintained in accordance with Article 18.2; and

(b) minutes of meetings and resolutions of directors and committees of directors maintained in accordance with Article 18.2.

18.4 The Company shall keep the following documents at the office of its registered agent:

(a) the Memorandum of Association and Articles of the Company;

(b) the register of members maintained in accordance with Article 18.7 or a copy of the register of members;

(c) the register of directors maintained in accordance with Article 18.6 or a copy of the register of directors;

(d) copies of all notices and other documents filed by the Company in the previous ten years: and

(e) a copy of the register of charges kept by the Company pursuant to section 162(1) of the Act.

18.5 (a) Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall

(i) within 15 days of any change in the register, notify the registered agent, in writing, of the change: and

(ii) provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(b) Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location_

18.6 The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed.

18.7 The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

18.8 The records, documents and registers required by Articles 18.1 to 18.7 inclusive shall be open to the inspection of the directors at all times.

18.9 The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any records, documents or registers of the Company except as conferred by the Act or authorised by resolution of the directors.

19 Audit

19.1 Subject to the Act, the accounts of the Company shall be audited at least once in every year.

19.2 Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefore) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the board of directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

19.3 If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an Audit Committee, then the directors shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

19.4 If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall, if required, conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties:

19.4.1 any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company;

19.4.2 any director or executive officer of the Company and any relative of such director or executive officer; and

19.4.3 any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Articles 19.4.1 or 19.4.2 or over which such a person is able to exercise significant influence; and

19.5 if applicable, and subject to applicable law and the rules of the Designated Stock Exchange:

19.5.1 at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an Auditor who shall hold office until the Members appoint another Auditor. Such auditor may be a Member but no director or officer or employee of the Company shall during, his continuance in office, be eligible to act as Auditor;

19.5.2 a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than ten days before the annual general meeting and furthermore the Company shall send a copy of such notice to the retiring Auditor;

19.5.3 the Members may, at any general meeting convened and held in accordance with these Articles, by resolution remove the Auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

19.6 Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

19.7 The remuneration of the Auditor shall be fixed by resolution of directors or in such manner as the directors may determine.

19.8 If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

19.9 The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company's audited Profit and Loss Account and Balance Sheet is to be presented. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standard referred to herein may be those of a country or jurisdiction other than the British Virgin Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

20 Notices

20.1 Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available) addressed to each member at the address shown in the share register.

20.2 All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

20.3 Any notice, if served by post, shall be deemed to have been served on the fifth day following the date of posting (or on the day after posting if sent by FedEx, UPS, DHL or any other international courier firm), and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

21 Pension and Superannuation Fund

The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is, or has been at any time, interested, and to the wives, widows, families and dependents of any such persons, and make payments for or towards the insurance of such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. A director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

22 Winding Up

Subject to the Business Transaction Articles, the Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due. If the Company shall be wound up, and subject to Article 24.4, the liquidator may, in accordance divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members the liquidator also having regard to any contractual arrangement entered into by the Members waiving any right they may have to receive distributions upon a liquidation. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

23 Amendment to Articles

The Company may alter or modify the conditions contained in these Articles as originally drafted or as amended from time to time by a resolution of the directors or the members except that for the purpose of amending or modifying any of the Business Transaction Articles or Article 11.2.2 the Company shall require a resolution of a majority of the shares voted at a meeting of members.  An amendment to Articles 24.2 - 24.4 of the Business Transaction Articles shall require a seventy-five per cent. majority of those shareholders in attendance at the meeting and voting by person or by proxy unless any such amendment, in the sole and absolute discretion of the directors, is necessary or desirable in order to make Article 24 consistent with the Company’s registration statement dated 9 December 2010, in which case such amendments may be effected by a resolution of the directors of the Company.

NAME, ADDRESS AND DESCRIPTION OF INCORPORATOR

We, FH Corporate Services Ltd, of FH Chambers, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, registered agent of the Company, hereby sign these Articles of Association for the purposes of incorporating a Private Company Limited by Shares under the BVI Business Companies Act, 2004 this 25 day of June 2010.

FH Corporate Services Ltd

P.O. Box 4649

Road Town, Tortola

British Virgin Islands

Incorporator

SGD. JOSE SANTOS

___________________

José Santos

For and on behalf of

FH Corporate Services Ltd

PROXY

FLATWORLD ACQUISITION CORP.

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2012 AT 10:00 A.M.

FOR HOLDERS AS OF DECEMBER 7, 2012

Please indicate your voting instructions for each proposal:

	FOR	AGAINST	ABSTAIN
1. The Amendment Proposal: to approve the amendment to our Charter to eliminate the blank check company restrictions by deleting Article 24 from the Company’s Articles of Association.	☐	☐	☐

Note: Such other business as may properly come before the meeting or any adjournment thereof.

Place “X” here if you plan to attend and vote your shares at the meeting: ☐

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a  ☐

Notice indicating that their proxy materials are available on the internet and how you can request a mailed copy. Check

the box to the right if you want to receive future proxy

materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice.

Broadridge

51 Mercedes Way

Edgewood NY, 11717